LIBERTY
INTERNATIONAL

2007 DEC -4 A 3:05

SUPPL

December 4, 2007

Securities and Exchange Commissio[redacted]
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

07028446

SUPPL

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
<u>File No. 82-34722</u>

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Notification of Major Interests in Shares".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Simon Maynard at +44 (0) 20 7960 1406.

Yours faithfully,

PROCESSED
DEC 07 2007
THOMSON
FINANCIAL

Simon Maynard
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

LIBERTY INTERNATIONAL PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

As a result of an acquisition of voting rights Liberty International PLC has received the following notification of interests in the Ordinary shares of 50 pence in the Company:

i) Full name of Persons subject to the notification obligation	Old Mutual plc
ii) Full name of shareholder(s) (if different from i)	Old Mutual Investment Group (South Africa) (Pty) Ltd Old Mutual Asset Managers (Namibia) (Pty) Ltd Syfrets Securities Ltd BOE (Pty) Ltd
iii) Date of Transaction	29 November 2007
iv) Date issuer was notified	4 December 2007
v) Threshold that was crossed	From 4% to 5%
vi) Number of voting rights	(Direct) 0 (Indirect) 18,473,080
vii) % of voting rights	5.10%

Susan Folger
Company Secretary
020 7887 7073

4 December 2007

END